Exhibit 99.2

Execution Version

AGREEMENT AND PLAN OF MERGER

By and Among

One Education Holding Limited

One Education Merger Limited

and

First High-School Education Group Co., Ltd.

Dated as of November 22, 2024

i

ii

iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), dated as of November 22, 2024, is made by and among One Education Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”); One Education Merger Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”); and First High-School Education Group Co., Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”). Each of Parent, Merger Sub and the Company is referred to herein as a “Party” and collectively as the “Parties.” All capitalized terms used in this Agreement shall have the meaning ascribed to such terms in Section 1.01 or as otherwise defined elsewhere in this Agreement, unless the context clearly provides otherwise.

RECITALS

WHEREAS, certain shareholders of the Company (the “Rollover Shareholders”) have entered into Rollover and Contribution Agreements (the “Rollover Agreements”) respectively, each dated as of the date hereof, pursuant to which the Rollover Shareholders have irrevocably agreed to contribute their respective Shares to the Merger Sub prior to the Closing in exchange for newly issued ordinary shares of Parent, such that the Merger Sub will hold 20,050,436 Class A Ordinary Shares and 32,261,530 Class B Ordinary Shares (collectively with the 20,050,436 Class A Ordinary Shares, “Rollover Shares”) immediately prior to Closing, collectively representing approximately 95.25% of the voting power of the Shares exercisable in a general meeting of the Company;

WHEREAS, the Parties wish to effect a business combination through a “short-form” merger (as defined below) of the Merger Sub with and into the Company in accordance with Section 233(7) of the Companies Act, with the Company being the surviving company and becoming a wholly-owned subsidiary of Parent (the “Merger”);

WHEREAS, as an inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the Guarantors have executed and delivered to the Company a limited guarantee, dated the date hereof, in favor of the Company pursuant to which the Guarantors are guaranteeing certain obligations of Parent and Merger Sub under this Agreement (the “Limited Guarantee”);

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of a committee established by the Company Board comprised solely of independent directors of the Company (the “Special Committee”), has (a) determined that this Agreement, the Plan of Merger and the transactions contemplated hereby and thereby, including the Merger, are fair to, and in the best interests of, the Company and its shareholders (other than the holders of Excluded Shares), (b) approved and adopted this Agreement and the Plan of Merger and declared it advisable for the Company to enter into this Agreement and the Plan of Merger and consummate the transactions contemplated by this Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”), (c) authorized and approved the execution, delivery and performance by the Company of this Agreement and the Plan of Merger and the consummation of the Transactions, and (d) resolved to provide a copy of the Plan of Merger to every shareholder of the Company (other than shareholders who agree otherwise) as required under Section 233(7) of the Companies Act; and

WHEREAS, the respective board of directors of each of Parent (on behalf of Parent itself and as the sole shareholder of Merger Sub) and Merger Sub has (a) authorized and approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Agreement, the Plan of Merger and the consummation of the Transactions and (b) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and to consummate the Transactions and for Merger Sub to enter into the Plan of Merger.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

Article I
Definitions and Interpretation

Section 1.01 Definitions. For the purposes of this Agreement, unless defined elsewhere in this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement such that such agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement.

“ADS” means American Depositary Share, each of which represents three Class A Ordinary Shares.

“Affiliate” means, as to any Person, any Person which directly or indirectly controls, is controlled by, or is under common control with such Person. For purposes of this definition and the definition of “Subsidiary” or “Subsidiaries,” “control” of a Person shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by ownership of voting equity, by contract or otherwise.

“Alternative Acquisition Agreement” means any letter of intent, memorandum of understanding, acquisition agreement, merger agreement or other similar agreement (other than an Acceptable Confidentiality Agreement) (A) constituting or that would reasonably be expected to lead to any Competing Proposal or (B) requiring the Company to abandon, terminate or fail to consummate the Merger and the other transactions contemplated by this Agreement.

“Available Company Cash” means cash of the Company in U.S. dollars in a U.S. dollar denominated bank account of the Company opened at a bank outside the PRC, net of issued but uncleared checks and drafts, available free of any Liens at the Closing for use by Parent and Merger Sub as a source of funds to pay the aggregate Merger Consideration and the fees and expenses payable by them in connection with the Merger and the other transactions contemplated by this Agreement.

“business days” means any day other than a Saturday, Sunday or other day on which the banks in New York City, the Cayman Islands, the Hong Kong Special Administrative Region, or the PRC are authorized by law or executive order to be closed.

“Class A Ordinary Shares” means class A ordinary shares of the Company, par value $0.00001 per share, in the share capital of the Company, each carrying one (1) vote per share.

“Class B Ordinary Shares” means class B ordinary shares of the Company, par value $0.00001 per share, each carrying twenty (20) votes per share.

“Companies Act” means the Companies Act Cap. 22 (as revised) of the Cayman Islands.

“Company Governing Documents” means the Company’s Second Amended and Restated Memorandum and Articles of Association as in effect on the date of this Agreement and as they may be amended from time to time.

“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

“End Date” means May 22, 2025 or a later date thereafter as mutually agreed upon by the Company and Parent.

“Exchange Act” means the U.S. Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

“Excluded Shares” means, collectively, (a) Rollover Shares, (b) any other Shares (including Class A Ordinary Shares represented by ADSs) held by Parent, Merger Sub, the Company or any of their respective Subsidiaries, which for the avoidance of doubt, shall include the Treasury Shares and 107,258 ADSs beneficially owned by the Company.

“Expenses” means all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates) incurred by a Party or on its behalf in connection with or related to (a) the authorization, preparation, negotiation, execution and performance of this Agreement; (b) the preparation, printing, filing, and mailing/distribution of the Schedule 13E-3; (c) shareholder litigation; (d) any filings with the SEC; or (e) any other matters related to the closing of the Merger and the other Transactions.

“Founder” means Mr. Shaowei Zhang.

“Guarantor” means each of the Founder, Ms. Yu Wu and Spring River Greater China Fund, collectively, the “Guarantors”.

“Law” means any federal, state, local, national, supranational, foreign or administrative law (including common law), statute, code, rule, regulation, Order, ordinance or other pronouncement of any Governmental Entity.

“Material Adverse Effect” means any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the financial condition, business or results of operations of the Company and its Subsidiaries, taken as a whole, or materially delay or prevent the consummation of the Merger and the other Transactions; provided that no Effects to the extent resulting or arising from the following, either alone or in combination, shall be deemed to constitute a Material Adverse Effect or shall be taken into account when determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (a) conditions (or changes therein) that are the result of factors generally affecting any industry or industries in which the Company operates; (b) general economic, political and/or regulatory conditions (or changes therein), including any changes affecting financial, credit or capital market conditions, including changes in interest or exchange rates; (c) any change in GAAP or interpretation thereof; (d) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, or other change in any applicable Law of or by any Governmental Entity; (e) any actions taken, or the failure to take any action, as required by the terms of this Agreement or at the written request or with the written consent of Parent or Merger Sub and any Effect directly attributable to the negotiation, execution or announcement of this Agreement and the Transactions (including the Merger), including any litigation arising therefrom (including any litigation arising from allegations of a breach of duty or violation of applicable Law), and any adverse change in customer, employee (including employee departures), supplier, financing source, lessee, licensor, licensee, sub-licensee, shareholder, joint venture partner or similar relationship directly resulting therefrom; (f) decline in the price or trading volume of the Shares and/or ADSs (it being understood that the facts or occurrences giving rise or contributing to such decline that are not otherwise excluded from the definition of a “Material Adverse Effect” may be taken into account); (g) any failure by the Company to meet any internal or published projections, budgets, plans or forecasts, estimates, predictions or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Material Adverse Effect” may be taken into account); (h) Effects arising out of changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, earthquakes, pandemics (including without limitation COVID-19 and its variants), tornados, hurricanes, or other weather conditions or natural calamities or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement; and (i) any reduction in the credit rating of the Company or its Subsidiaries (it being understood that the facts or occurrences giving rise or contributing to such reduction or any consequences resulting from such reduction that are not otherwise excluded from the definition of a “Material Adverse Effect” may be taken into account); provided that if any Effect described in clauses (a), (b), (c), (d), and (h) has had a materially disproportionate adverse impact on the Company relative to other companies of comparable size to the Company operating in the industry or industries in which the Company operates, then the incremental impact of such event shall be taken into account for the purpose of determining whether a Material Adverse Effect has occurred.

“Order” means any order, judgment, writ, stipulation, settlement, award, injunction, decree, consent decree, decision, ruling, subpoena, verdict, or arbitration award entered, issued, made or rendered by any arbitrator or Governmental Entity of competent jurisdiction.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint share company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“PRC” means the People’s Republic of China, which for the purposes of this Agreement only shall not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Representatives” means, when used with respect to Parent, Merger Sub or the Company, the directors, officers, financing sources, employees, consultants, financial advisors (including appraisers), accountants, legal counsel, investment bankers, and other agents, advisors and representatives of Parent, Merger Sub or the Company, as applicable, and their respective Subsidiaries.

“Required Available Cash Amount” means US$800,000;

“SEC” refers to the Securities and Exchange Commission.

“Shares” means Class A Ordinary Shares and Class B Ordinary Shares in the capital of the Company, and as the context may require also refers, after the Effective Time of the Merger, to the ordinary shares of the Surviving Company.

“Special Committee Appraiser” means Zhongqin Asset Appraisal Co., Ltd.

“Spring River Option” means an option to acquire 1,850,000 ADSs at US$10.00 per ADS granted by the Company to Spring River Greater China Fund.

“Subsidiary” or “Subsidiaries” means, with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, (a) of which (i) at least a majority of the outstanding shares of equity capital, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization, is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (ii) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership; or (b) which is a consolidated variable interest entity (“VIE”) of such Person under GAAP.

“Tax” and “Taxes” means all federal, state, local or foreign taxes, levies or other assessments, however denominated, including all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, excise, estimated, severance, stamp, occupation, property, unemployment or other taxes, custom duties, fees, assessments or similar charges, together with any interest, penalties and additions to tax imposed by any taxing authority.

“Treasury Shares” means any Shares that are owned by the Company as treasury shares or any Shares owned by any direct or indirect Subsidiary of the Company immediately prior to the Effective Time.

“Willful Breach” means a deliberate act or a deliberate failure to act, which act or failure to act constitutes a material breach of this Agreement, regardless of whether breaching was the object of the act or failure to act.

Section 1.02 Interpretation. Unless the express context otherwise requires:

(a) the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c) the terms “Dollars” and “$” mean United States Dollars;

(d) references herein to a specific Section, Subsection, Recital, Schedule, Annex or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules, Annexes or Exhibits of this Agreement;

(e) wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(f)   references herein to any gender shall include each other gender;

(g) references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided that nothing contained in this clause (g) is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(h) references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(i)    references herein to any contract (including this Agreement) mean such contract as amended, supplemented or modified from time to time in accordance with the terms thereof;

(j)    references herein to any Law or any license mean such Law or license as amended, modified, codified, reenacted, supplemented or superseded in whole or in part, and in effect from time to time;

(k) references herein to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder; and

(l)    The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Article II
The Merger

Section 2.01 The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement (to the extent waivable by the Company or Parent, as the case may be), and in accordance with the Companies Act, at the Effective Time, Merger Sub shall be merged with and into the Company through a merger of a parent company with one or more of its subsidiary companies, as those terms are defined in the Companies Act (hereinafter referred to as “short-form” merger) in accordance with Part XVI and in particular section 233(7) of the Companies Act, pursuant to which no special resolution of the shareholders of the Company is required, provided that a copy of the Plan of Merger is provided to every registered shareholder of the Company unless such shareholder agrees otherwise. Upon the Merger becoming effective, Merger Sub will cease to exist and will further be struck off the Register of Companies in the Cayman Islands, with the Company being the surviving company (as defined in the Companies Act) resulting from the Merger (the Company, as the surviving company, sometimes being referred to herein as the “Surviving Company”), such that following the Merger, the Surviving Company will be a wholly-owned subsidiary of Parent, as set out in the Plan of Merger.

Section 2.02 Closing. The closing of the Merger (the “Closing”) shall take place remotely by conference call and exchange of documents and signatures as soon as practicable, but in any event no later than the fifth (5th) business day after the satisfaction or waiver of the last of the conditions set forth in Article VIII to be satisfied or, if permissible, waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, if applicable, waiver of such conditions at the Closing), or at such other date or place as is agreed to in writing by the Company and Parent. The date on which the Closing actually takes place is referred to as the “Closing Date.”

Section 2.03 Effective Time. On the Closing Date, the Company and Merger Sub shall (a) cause the Cayman Islands law-governed plan of merger with respect to the Merger (the “Plan of Merger”), substantially in form of Exhibit A hereto, to be duly executed and filed with the Registrar of Companies of the Cayman Islands as provided by section 233(9) of the Companies Act; and (b) make any other filings, recordings or publications required to be made by the Company or Merger Sub under the Companies Act in connection with the Merger. The Merger shall become effective at the time when it is registered by the Registrar of Companies of the Cayman Islands, or at such later date as may be specified in the Plan of Merger (such date being hereinafter referred to as the “Effective Time”). The Effective Time of the Merger shall occur as promptly as practicable after no less than twenty (20) days following the date the Schedule 13E-3 is first mailed/distributed to the Company’s shareholders, or such later date as may be required to comply with Rule 13e-3 under the Exchange Act, and all other applicable Laws.

Section 2.04 Effects of the Merger. At the Effective Time, the Merger shall have the effects specified in the Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities, and privileges of each of the Company and Merger Sub shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Company and Merger Sub, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts, and liabilities of each of the Company and Merger Sub.

Section 2.05 Directors and Officers. The Parties hereto shall take all actions necessary so that (a)  initial director(s) of the Surviving Company upon the Effective Time shall be specified in the Plan of Merger, and (b) the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Company upon the Effective Time, in each case, unless otherwise determined by Parent prior to the Effective Time, shall hold office until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company.

Section 2.06 Governing Documents. At the Effective Time, the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall become the memorandum and articles of association of the Surviving Company, until thereafter amended in accordance with the applicable provisions of the Companies Act and such memorandum and articles of association, save and except that at the Effective Time (i) all references to the name “One Education Merger Limited” shall be amended to “First High-School Education Group Co., Ltd.”, (ii) the authorized share capital shall be amended (if necessary) to describe the authorized share capital of the Surviving Company as approved in the Plan of Merger, and (iii) the articles of association shall contain provisions that are no less favorable than the indemnification provisions as set out in Section 7.04 of this Agreement.

Section 2.07 No Shareholder Vote. Each of the Parties hereto acknowledges and agrees that, because the Merger is a “short-form” merger under section 233(7) of the Companies Act, no approval of the shareholders of the Company by special resolution (as defined under the Company Governing Documents) is required to approve this Agreement, the Plan of Merger or authorize, approve or consummate the Transactions, including the Merger, and that no such approval will be obtained.

Section 2.08 No Secured Creditors. Each of the Company and Merger Sub acknowledges and agrees that it has no secured creditors within the meaning of section 233(8) of the Companies Act and therefore no creditor consent to the Merger is required.

Article III
Effect of the Merger on SHARE CAPITAL; MERGER CONSIDERATION; EXCHANGE OF CERTIFICATES

Section 3.01 Treatment of Shares and ADSs. At the Effective Time, by virtue of the Merger and the other Transactions, and without any action on the part of Parent, Merger Sub, the Company, or the holders of any securities of the Company:

(a) Treatment of Shares. Each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Dissenting Shares and Class A Ordinary Shares represented by ADSs) shall be cancelled and cease to exist in exchange for the right to receive US$0.05 in cash per Share without interest (subject to adjustment pursuant to Section 3.01(e)) (the “Per Share Merger Consideration”). From and after the Effective Time, all such Shares shall no longer be issued and outstanding and shall automatically be cancelled and shall cease to exist, and each holder of any such Shares shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration therefor in accordance, and subject to the requirements of, with Section 3.02, and the right to receive any dividends or other distributions with a record date prior to the Effective Time which may have been declared by the Company and which remain unpaid at the Effective Time.

(b) Treatment of American Depositary Shares. Each ADS (other than ADSs representing Excluded Shares) issued and outstanding immediately prior to the Effective Time, together with the underlying Class A Ordinary Shares represented by such ADSs, shall be cancelled and cease to exist in exchange for the right to receive $0.15 in cash per ADS without interest (subject to adjustment pursuant to Section 3.01(e)) (the “Per ADS Merger Consideration”) pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement; provided that in the event of any conflict between this Agreement and the Deposit Agreement, provisions in this Agreement shall apply. The Per ADS Merger Consideration shall be paid to the Depositary (in consideration for the cancellation of the underlying Shares represented by the ADSs) and distributed by the Depositary to the holder of such ADSs. From and after the Effective Time, all such ADSs (and such underlying Shares represented by the ADSs) shall no longer be issued and outstanding and shall be automatically cancelled and retired, and shall cease to exist, and each holder of any such ADSs shall cease to have any rights with respect thereto, except the right to receive the Per ADS Merger Consideration therefor upon the surrender of such ADS in accordance with Section 3.02, and the right to receive any dividends or other distributions with a record date prior to the Effective Time which may have been declared by the Company and which remain unpaid at the Effective Time.

(c) Treatment of Excluded Shares. Other than the Shares held by Merger Sub, which shall be converted in accordance with Section 3.01(d), all other Excluded Shares issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist for nil consideration or distribution at the Effective Time, and each holder of any such Excluded Shares shall cease to have any rights with respect thereto except the right to receive any dividends or other distributions with a record date prior to the Effective Time which may have been declared by the Company and which remain unpaid at the Effective Time.

(d) Treatment of Merger Sub Shares. All Shares held by Merger Sub and the ordinary share of Merger Sub held by the Parent which were issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable ordinary share of the Surviving Company. Such ordinary share of the Surviving Company shall constitute the only issued and outstanding share capital of the Surviving Company and shall be registered in the name of Parent at the Effective Time.

(e) Adjustment to Merger Consideration. The Per Share Merger Consideration and Per ADS Merger Consideration and any other amounts payable pursuant to this Agreement, as applicable, shall be adjusted appropriately to reflect the effect of any share split, reverse share split, share dividend (including any dividend or other distribution of securities convertible into Shares or ADSs, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Shares or ADSs, as applicable, effectuated after the date hereof and prior to the Effective Time, so as to provide the holders of Shares or ADSs, as applicable, with the same economic effect as contemplated by this Agreement prior to such event and as so adjusted shall, from and after the date of such event, be the Per Share Merger Consideration or Per ADS Merger Consideration or any other amounts payable pursuant to this Agreement, as applicable.

(f)   Treatment of Dissenting Shares. If and to the extent that shareholders of the Company are entitled to dissent from the Merger under section 238 of the Companies Act, each of the Dissenting Shares issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in accordance with Section 3.05 and the holders of the Dissenting Shares shall be entitled to receive only the applicable payments set forth in Section 3.05.

(g) No Further Dividends. No dividends or other distributions with respect to capital stock of the Surviving Company with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Share Certificates.

Section 3.02 Payment for Securities; Surrender of Certificates.

(a) Paying Agent. Prior to the Effective Time, Parent shall select and appoint a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for all payments required to be made pursuant to Section 3.01(a), Section 3.01(b) (collectively, the “Merger Consideration”), and, if so agreed by the Parties, Section 3.05, and, in connection therewith, shall enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company. Parent shall deposit, or cause to be deposited, with the Paying Agent, (i) at or prior to the Effective Time, for the benefit of the holders of Shares (other than Excluded Shares and Dissenting Shares) and ADSs (other than ADSs representing Excluded Shares), cash in immediately available funds in an amount that (together with the Required Available Cash Amount to be paid by the Company to the Paying Agent under Section 7.06 (b)) is sufficient to pay the Merger Consideration, (such cash being hereinafter referred to as the “Merger Consideration Fund”), or (ii) in the case of payments pursuant to Section 3.05, when ascertained and so agreed by the Parties, for the benefit of the Dissenting Shareholders, cash in immediately available funds in such an amount sufficient to pay for the Dissenting Shares pursuant to Section 3.05.

(b) Procedures for Surrender.

(i)    Promptly following the Effective Time (and in any event within five (5) business days), Parent and the Surviving Company shall cause the Paying Agent to mail (and make available for collection by hand) to each person who was, immediately prior to the Effective Time, a registered holder of Shares (other than Excluded Shares and Dissenting Shares) entitled to receive the Per Share Merger Consideration pursuant to Section 3.01(a): (x) a letter of transmittal in customary form for a company incorporated in Cayman Islands and as mutually agreed by the Parties, and (y) instructions for use in effecting (A) the surrender of any issued share certificates representing such Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 3.02(e)) or (B) the delivery of any documents required by the Paying Agent in respect of non-certificated Shares represented by book entry (“Uncertificated Shares”), and/or (C) the delivery of such other documents as may be required to receive the Per Share Merger Consideration. Upon surrender of, if applicable, a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 3.02(e)) for cancellation or delivery of any documents required in respect of Uncertificated Shares and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of such Shares shall be entitled to receive in exchange therefor the Per Share Merger Consideration payable in respect of such Shares, and the Share Certificates so surrendered shall forthwith be cancelled.

(ii)   Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time an amount in cash in immediately available funds equal to the Per ADS Merger Consideration payable in respect of the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares), and (B) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs (other than ADSs representing Excluded Shares) pro rata to their holdings of ADSs upon surrender by them of the ADSs. The Company (or the Surviving Company after the Effective Time, as applicable) shall pay all charges and expenses, in connection with the exchange of Ordinary Shares for the aggregate Per Share Merger Consideration in accordance with this Section 3.02. The Company (or the Surviving Company after the Effective Time, as applicable) will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding Taxes, if any) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to holders of ADSs and the termination of the ADS facility (other than the ADS cancellation fee of US$0.05 per ADS, which shall be payable by holders of ADSs in accordance with clause 5.9 of the Deposit Agreement). No interest will be paid or accrued on any amount payable in respect of the ADSs.

(iii)       If payment of Merger Consideration is requested to be made to a Person other than the Person in whose name the surrendered Share Certificate is registered, it shall be a condition precedent of payment that (A) the Share Certificate so surrendered shall be accompanied by a proper form of transfer duly signed by the Person in whose name the surrendered Share Certificate is registered (as transferor), in favour of the Person to whom the payment is requested to be made (as transferee), and (B) the Person requesting such payment has paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Share Certificate surrendered or has established to the reasonable satisfaction of the Surviving Company that such Tax either has been paid or is not required to be paid. Payment of the applicable Merger Consideration with respect to Uncertificated Shares shall only be made to the Person in whose name such Uncertificated Shares are registered in the Company’s register of members.

(iv) Except for Shares and ADSs referred to in Section 3.01(c), Section 3.01(f) and Section 3.05, until surrendered as contemplated by this Section 3.02, each Share Certificate, Uncertificated Share and ADS shall be deemed at any time from and after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by this Article III and any dividends or other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time.

(c) Register of Members of the Company; No Further Ownership Rights in Shares. At the Effective Time, the register of members of the Company shall be closed for the registration of transfers of Shares which existed prior to the Effective Time and which were cancelled at the Effective Time as set out in Section 3.01 hereof. From and after the Effective Time, the holders of Shares or ADSs issued and outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares or ADSs except as otherwise provided for herein or by applicable Law. If, after the Effective Time, any Share Certificate is presented to the Surviving Company, Parent or the Paying Agent for transfer or any other reason, such Share Certificate shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder of the Share Certificate is entitled pursuant to this Article III in the case of Shares (other than the Excluded Shares and the Dissenting Shares), and for no consideration in the case of Excluded Shares and only in accordance with Section 3.05 in the case of the Dissenting Shares. For the avoidance of doubt, nothing herein shall prevent the Surviving Company from maintaining a register of members in respect of its ordinary shares after the Effective Time and from registering transfers of such ordinary shares after the Effective Time.

(d) Termination of Merger Consideration Fund; No Liability. At any time following six (6) months after the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to it any portion of the Merger Consideration (including any interest received with respect thereto) that has not been disbursed, or for which disbursement is pending subject only to the Paying Agent’s routine administrative procedures, to holders of Share Certificates or Uncertificated Shares, and thereafter such holders shall be entitled to look only to the Surviving Company and Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the applicable Merger Consideration, including any dividends or other distributions with a record date prior to the Effective Time which may have been declared by the Company and which remain unpaid at the Effective Time, payable upon due surrender of their Share Certificates or Uncertificated Shares and compliance with the procedures in Section 3.02(b). Notwithstanding the foregoing, none of the Surviving Company, Parent or the Paying Agent shall be liable to any holder of a Share Certificate, Uncertificated Share or ADS for any Merger Consideration or other amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Laws, the property of the Surviving Company or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Share Certificates have been lost, stolen or destroyed, the Paying Agent shall remit, in exchange for such lost, stolen or destroyed Share Certificates, (upon the making of an affidavit of that fact by the holder thereof and, if reasonably required by the Surviving Company, the execution of an indemnity or the posting by such holder of a bond in such reasonable and customary amount as the Surviving Company may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate) the applicable Merger Consideration payable in respect thereof pursuant to Section 3.01 hereof, including any dividends or other distributions with a record date prior to the Effective Time that may have been authorized by the Company and which remain unpaid at the Effective Time.

Section 3.03 Withholding. Each of Parent, Merger Sub, the Surviving Company, the Paying Agent and the Depositary (and any other Person that has a withholding obligation pursuant to the carrying out of this Agreement), as the case may be (without double counting), shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax Laws. In the event that Parent, Merger Sub, the Surviving Company, the Paying Agent, or the Depositary (or any other Person that has a withholding obligation pursuant to this Agreement) determines prior to the Closing that any such deduction or withholding is required to be made from any consideration payable pursuant to this Agreement, such Person shall promptly inform the Special Committee and the other Parties hereto of such determination and provide them with a reasonably detailed explanation of such determination and the Parties hereto shall consult with each other in good faith regarding such determination. To the extent such amounts are so deducted and withheld and remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares, ADSs in respect of which such deduction and withholding was made.

Section 3.04 Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to The Bank of New York Mellon (the “Depositary”) to terminate the Deposit Agreement, dated March 10, 2021, between the Company, the Depositary and all owners and holders from time to time of ADSs issued thereunder (the “Deposit Agreement”) in accordance with its terms.

Section 3.05 Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary and if and to the extent that shareholders of the Company are entitled to dissent from the Merger under the Companies Act, all Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of the Company who shall have validly delivered and not effectively withdrawn or lost their rights to dissent from the Merger, or dissenter rights, in accordance with section 238 of the Companies Act (collectively, the “Dissenting Shares;” holders of Dissenting Shares collectively being referred to as “Dissenting Shareholders”) shall be cancelled at the Effective Time and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration and shall instead be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of section 238 of the Companies Act.

(b) For the avoidance of doubt, all Shares held by Dissenting Shareholders who shall have not exercised or perfected or who shall have effectively withdrawn or lost their dissenter rights under this Section 3.05 and section 238 of the Companies Act shall thereupon not be Dissenting Shares and shall be cancelled and cease to exist as of the Effective Time, in exchange for the right to receive the Per Share Merger Consideration, without any interest thereon, in the manner provided in Section 3.02. Parent shall promptly deposit or cause to be deposited with the Paying Agent any additional funds necessary to pay in full the aggregate Per Share Merger Consideration so due and payable to such shareholders of the Company who have not exercised or perfected or who shall have effectively withdrawn or lost such dissenter rights under section 238 of the Companies Act.

(c) The Company shall give Parent (i) prompt notice of any notices of objection, notice of dissent or demands for appraisal or written offers, under section 238 of the Companies Act received by the Company, attempted withdrawals of such notices, demands or offers, and any other instruments served pursuant to applicable Law of the Cayman Islands and received by the Company relating to its shareholders’ rights to dissent from the Merger or appraisal rights and (ii) the opportunity to direct all negotiations and proceedings with respect to any such notice or demand for appraisal under the Companies Act. The Company shall not, except with the prior written consent of Parent, make any offers or payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

(d) In order to give effect to the right for any Dissenting Shareholder to exercise its entitlement to dissent from the Merger as set out in this Section 3.05 and to seek a fair value appraisal for its Dissenting Shares under section 238(1) of the Companies Act (the “Dissent Right”):

(i)    the Company shall cause a copy of the Plan of Merger to be delivered to each registered shareholder, which delivery of a copy of the Plan of Merger not later than twenty (20) calendar days prior to the Closing Date shall be deemed to be written notice of the authorization of the Merger for the purposes of section 238(4) of the Companies Act;

(ii)   the Plan of Merger shall state that any shareholder that wishes to exercise its Dissent Right may only do so by delivering written notice (each a “Dissent Notice ”) to the Company as contemplated by section 238(5) of the Companies Act, save and except that the twenty (20) day period referred to in section 238(5) shall, for the purposes thereof, be deemed to commence on the date on which the Plan of Merger is delivered to the shareholders (the “Delivery Date”), to the intent and effect that any such shareholder that wishes to exercise its Dissent Right must deliver its Dissent Notice to the Company within twenty (20) calendar days immediately following the Delivery Date (the “Dissent Deadline”), setting out (A) the Dissenting Shareholder’s name and address, (B) the number and classes of its Dissenting Shares (which must be all of the shares in the Company of which the Dissenting Shareholder is the registered holder), and (C) a demand for payment of the fair value of such Dissenting Shares; and, if validly served as set out in this sub-paragraph (ii), such Dissent Notice shall be deemed to be written notice of an election to dissent with regard to the relevant Dissenting Shares for the purposes of section 238(5) of the Companies Act; and

(iii)       the provisions of section 238(6) to 238(16) of the Companies Act shall apply to the treatment of each Dissenting Share in relation to which a valid Dissent Notice has been served, it being noted and agreed that, as no shareholder vote is required under the Companies Act in order to effect the Merger, the requirement for initial written objection and demand for payment by a Dissenting Shareholder under sections 238(2) and 238(3) of the Companies Act shall be disregarded by the Company for these purposes.

Section 3.06 Treatment of Outstanding Options and Equity Awards.

(i)    At the Effective Time, without any action on the part of the holder of Spring River Option, the Spring River Option shall be terminated in its entirety and shall no longer have any force or effect.

(ii)   At or immediately prior to the Effective Time, the Company shall terminate the 2021 Equity Incentive Plan, and any relevant award agreements (if any) applicable to the 2021 Equity Incentive Plan.

(iii)       At the Effective Time, without any action on the part of the holder of options granted under the 2021 Equity Incentive Plan (each a “Company Option”), each Company Option granted under the 2021 Equity Incentive Plan that is outstanding and unexercised (if any) as of the Effective Time, whether vested or unvested pursuant to the 2021 Equity Incentive Plan, shall be cancelled in exchange therefor the right to receive, as soon as reasonably practicable after the Effective Time, an employee incentive award of Parent, to replace such Company Option, pursuant to terms and conditions to be determined by Parent that are similar to those of the 2021 Equity Incentive Plan and the award agreement with respect to such granted and unexercised Company Option (if any).

Article IV
Representations and Warranties of the Company

The following representations and warranties by the Company are qualified in their entirety by (a) reference to the disclosures in the SEC Documents filed or furnished prior to the date hereof but excluding statements in any “Risk Factors” section or similar cautionary, predictive or forward-looking disclosure; and (b) any matters with respect to which any member of the Buyer Group has actual knowledge. Subject to the foregoing, the Company represents and warrants to Parent and Merger Sub that:

Section 4.01 Organization and Qualification; Subsidiaries. Each of the Company and its Subsidiaries (i) is an entity duly incorporated or organized, as applicable, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the Laws of the jurisdiction of its organization; and (ii) has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to conduct its business as now being conducted, except to the extent the failure of any of the foregoing has not had or would not reasonably be expected to have a Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed to do business in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. The Company is in compliance with the terms of the Company Governing Documents in all material respects.

Section 4.02 Capitalization.

(a) The authorized share capital of the Company is US$50,000 divided into 5,000,000,000 shares comprising (i) 4,900,000,000 Class A Ordinary Shares of a par value of US$0.00001 each, and (ii) 100,000,000 Class B ordinary shares of a par value of US$0.00001 each. As of the date hereof, 53,227,170 Class A Ordinary Shares (excluding 7,182,390 Class A Ordinary Shares held as Treasury Shares by the Company) and 32,261,530 Class B Ordinary Shares are issued and outstanding. All of the issued and outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. Except for (i) the transactions contemplated by the Rollover Agreements and the Transactions (including the Merger), (ii) the contractual arrangements in relation to VIEs, and (iii) the Spring River Option, there are no (x) options, warrants, calls, pre-emptive rights, subscriptions or other rights, agreements, arrangements or commitments of any kind, including any shareholder rights plan, employee stock option, or equity award agreement, relating to the issued or unissued capital shares of the Company, obligating the Company or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any shares of (or other equity interest in) the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, subscription or other similar right, agreement, arrangement or commitment (collectively, “Company Equity Interests”); or (y) outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares or any shares of (or other Company Equity Interests in) the Company or any of its Subsidiaries, or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in the Company or any of its Subsidiaries.

(b) Except for the contractual arrangements in relation to VIEs, there are no voting trusts, proxies or other similar agreements to which the Company or any of its Subsidiaries is a party with respect to the voting of the Shares or any shares of (or other equity interest in) the Company or any of its Subsidiaries. Except otherwise explicitly required by the applicable Laws, the outstanding share capital or other equity securities of the Company or each of its Subsidiaries is not subject to any preemptive rights, anti-dilutive rights or rights of first refusal or similar rights. There are no bonds, debentures or notes issued by the Company or any of its Subsidiaries that entitle the holder thereof to vote together with shareholders of the Company on any matters related to the Company.

Section 4.03 Authorization; Validity of Agreement; Company Action. The Company has all requisite corporate power and authority to execute and deliver this Agreement and the Plan of Merger, to perform its obligations hereunder and to consummate the Merger and the other Transactions. The execution, delivery and performance by the Company of this Agreement and the Plan of Merger, and the consummation of the Merger and the other Transactions, have been duly and validly authorized by the Company Board, and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the Plan of Merger, and the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Company and (assuming due and valid authorization, execution and delivery hereof by Parent and Merger Sub) constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except that the enforcement hereof may be limited by (a) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally; and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law) ((a) and (b) collectively, the “Enforceability Exceptions”).

Section 4.04 Board Approval. The Company Board, acting upon the unanimous recommendation of the Special Committee, has (a) determined that the execution by the Company of this Agreement and the Plan of Merger and the consummation of the Merger and the other Transactions are fair to, and in the best interests of, the Company and its shareholders (other than the Rollover Shareholders); (b) approved and declared it advisable for the Company to enter into the Merger, the consummation of the Merger and the other Transactions, this Agreement and the Plan of Merger; and (c) taken all actions as may be required to enter into this Agreement, the Plan of Merger and, as of the Closing Date, shall have taken all actions as may be required to be taken by the Company to effect the consummation of the Transactions, including completion of the Merger as of the Effective Time.

Section 4.05 Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Merger or any other Transaction or compliance by the Company with any of the provisions of this Agreement will (a) conflict with or result in any breach of any provision of the Company Governing Documents or the comparable organizational or governing documents of any of its Subsidiaries; (b) require any filing by the Company or any of its Subsidiaries with (or the obtaining of any permit, authorization, consent or approval of) any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency (whether foreign, federal, state, local or supranational) or any self-regulatory or quasi-governmental authority (each, a “Governmental Entity”) (except for (i) compliance with any applicable requirements of the Exchange Act; (ii) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the Companies Act; (iii) such filings with the SEC as may be required to be made by the Company in connection with this Agreement and the Merger, including (A) the joining of the Company in the filing of the Schedule 13E-3, and (B) the filing or furnishing of one or more amendments to the Schedule 13E-3 to respond to comments of the staff of the SEC, if any, on the Schedule 13E-3; (iv) such filings as may be required under the rules and regulations of OTC Market in connection with this Agreement or the Merger; (v) such filings as may be required in connection with transfer Taxes; or (vi) such filings as may be required by PRC authorities); (c) result in a modification, violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right, including any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any agreement to which the Company or any Subsidiary is a party; or (d) violate any Order or Law applicable to the Company, any Subsidiary of the Company, or any of their respective properties, assets or operations; except in each of clauses (b), (c) or (d) where (x) any failure to obtain such permits, authorizations, consents or approvals, (y) any failure to make such filings, or (z) any such modifications, violations, rights, impositions, breaches or defaults, individually or in the aggregate, has not had and would not reasonably be expected to have, a Material Adverse Effect or a material adverse effect on the ability of the Company to consummate the Merger and the other Transactions. The Company has not created any fixed or floating security interests that are outstanding as of the date of this Agreement.

Section 4.06 SEC Documents and Financial Statements.

(a) All forms, reports, schedules, statements and other documents that the Company has filed with or furnished (as applicable) to the SEC under the Exchange Act or the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) (together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”)) (such forms, reports, schedules, statements and documents and any other forms, reports, schedules, statements and documents filed by the Company with the SEC, as have been amended since the time of their filing, collectively, the “SEC Documents”), as of their respective filing dates and except to the extent corrected by a subsequent SEC Document, (i) did not contain, when filed or furnished, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading in any material respect; and (ii) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder (other than timeliness of filing).

(b) All of the audited and unaudited financial statements of the Company included (or incorporated by reference) in the SEC Documents (including the related notes and schedules thereto), (i) were prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), and (ii) fairly presented (except as may be indicated in the notes thereto) in all material respects, the financial position and the results of operations, shareholders’ equity and cash flows of the Company and its consolidated Subsidiaries as of the times and for the periods then ended (subject, in the case of unaudited quarterly financial statements, to the absence of notes and normal year-end adjustments that are not material in the aggregate and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements).

(c) As of the date hereof, the Company has not received any comments from the staff of SEC with respect to any of the SEC Documents that remain unresolved, nor has it received any inquiry or information request from the staff of the SEC as of the date of this Agreement as to any matters affecting the Company that has not been adequately addressed.

Section 4.07 Absence of Certain Changes. Except for the execution and performance of this Agreement and the discussion, negotiations and transactions related thereto and except as contemplated by this Agreement, since August 2, 2024 through the date hereof, (a) the Company has conducted its business in the ordinary course consistent with past practice in all material respects, and (b) (i) there has not been any Material Adverse Effect and (ii) there has not been any adoption of, resolution to approve or petition or similar proceeding or order in relation to, a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries.

Section 4.08 Information in the Schedule 13E-3. None of the information supplied or to be supplied in writing by or on behalf of the Company or any of its Subsidiaries for inclusion or incorporation by reference in the Schedule 13E-3 will, at the time such document is filed with the SEC and at any time such document is amended or supplemented, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. All documents that the Company is responsible for filing with the SEC in connection with the Transactions, to the extent relating to the Company or any of its Subsidiaries or other information supplied by or on behalf of the Company or any of its Subsidiaries for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the SEC thereunder. The representations and warranties contained in this Section 4.08 will not apply to statements or omissions included in the Schedule 13E-3 to the extent based upon information supplied to the Company by or on behalf of Parent or Merger Sub.

Section 4.09 Opinion of Special Committee Appraiser. The Special Committee has received the opinion of the Special Committee Appraiser to the effect that, as of the date of this Agreement and based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Per Share Merger Consideration and Per ADS Merger Consideration to be received by holders of Shares (other than the Excluded Shares and the Dissenting Shares) and ADSs (other than ADSs representing the Excluded Shares), as applicable, is fair, from a financial point of view, to such holders. The Special Committee Appraiser has consented to the inclusion of a copy of such opinion in the Schedule 13E-3. It is agreed and understood that such opinion may not be relied on by Parent, Merger Sub or any of their respective Affiliates.

Section 4.10 Brokers’ and Finders’ Fees. No broker, investment banker, financial advisor or other Person (other than the Special Committee Appraiser), is entitled to receive any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement, the Merger or the other Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 4.11 Pro Forma Financial Information and Projections. Any estimates, projections, pro forma financial information, plans, budgets, or other forecasts for the business of the Company or its Subsidiaries provided or may be provided are made in good faith and based on reasonable assumptions of the business of the Company.

Section 4.12 No Other Representations or Warranties. Except for the representations and warranties set forth in this Article IV, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, or with respect to any other information (including without limitation documentation, forecasts or other information with respect to any one or more of the foregoing) provided to Parent or Merger Sub in connection with the Transactions.

Article V
Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 5.01 Organization and Qualification; Subsidiaries. Each of Parent and Merger Sub (i) is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands, and (ii) has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to conduct its business as now being conducted. Each of Parent and Merger Sub is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected to, individually or in the aggregate, prevent or materially impair or delay the consummation of the Transactions.

Section 5.02 Capitalization of Parent; No Prior Activities.

(a) The authorized share capital of Parent is US$50,000 divided into 50,000 shares of a par value of US$1.00 per share, one (1) of which is validly issued and outstanding.

(b) Parent was incorporated solely for the purpose of engaging in the Transactions. Except for obligations or liabilities incurred in connection with its formation and related to the Transactions, Parent has not incurred and will not incur, prior to the Effective Time, directly or indirectly, through any Subsidiary or Affiliate (other than the Company and its Subsidiaries), any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 5.03 Merger Sub. As of the date of this Agreement, the authorized share capital of Merger Sub is US$50,000 divided into 5,000,000,000 shares of a par value of US$0.00001 per share, one (1) of which is validly issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and immediately prior to the Effective Time will be, owned by Parent, free and clear of any lien other than liens that would not reasonably be expected to (individually or in the aggregate) prevent, delay or impede or impair the ability of Parent or Merger Sub to consummate the Merger and the other Transactions. Merger Sub was incorporated solely for the purpose of engaging in the Transactions, and has engaged in no other business activities and has conducted its operations only as contemplated hereby. Except for obligations or liabilities incurred in connection with its formation and related to the Transactions, Merger Sub has not incurred and will not incur, prior to the Effective Time, directly or indirectly, through any Subsidiary or Affiliate (other than the Company and its Subsidiaries), any obligations or liabilities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 5.04 Authorization; Validity of Agreement; Parent Action. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement (and the Plan of Merger, in the case of the Merger Sub), to perform their respective obligations hereunder and to consummate the Merger and the other Transactions. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement, the execution and delivery of the Plan of Merger by Merger Sub, and the consummation by it of the Merger and the other Transactions, have been duly and validly authorized by the boards of directors of Parent and Merger Sub respectively, and no other corporate action on the part of Parent or Merger Sub is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement and the Plan of Merger, and the consummation by it of the Transactions, subject, in the case of the Merger, to the filing of the Plan of Merger and other documents required by the Companies Act with the Registrar of Companies of the Cayman Islands. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due and valid authorization, execution and delivery hereof by the Company, is a valid and binding obligation of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, except that the enforcement hereof may be limited by the Enforceability Exceptions.

Section 5.05 Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by Parent or Merger Sub and delivery of the Plan of Merger by Merger Sub, the consummation by Parent or Merger Sub of the Merger or any of the other Transactions or compliance by Parent or Merger Sub with any of the provisions of this Agreement will (a) conflict with or result in any breach of any provision of the memorandum and articles of association of Parent or Merger Sub; (b) require any filing by Parent or Merger Sub with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity (except for (i) compliance with any applicable requirements of the Exchange Act; (ii) the filing of the Plan of Merger with the Registrar of Companies of the Cayman Islands and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the Companies Act; (iii) such filings with the SEC as may be required to be made by Parent and Merger Sub in connection with this Agreement and the Transactions, including the filing of the Schedule 13E-3; (iv) such filings as may be required under the rules and regulations of the OTC Market in connection with this Agreement or the Transactions; or (v) such filings as may be required in connection with state and local transfer Taxes; or (vi) such filings as may be required by PRC authorities); (c) result in a modification, violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right, including any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any agreement to which Parent or Merger Sub is a party; or (d) violate any Order or Law applicable to Parent, Merger Sub or any of their respective properties, assets or operations; except in each of clauses (b), (c) or (d) where (A) any failure to obtain such permits, authorizations, consents or approvals; (B) any failure to make such filings; or (C) any such modifications, violations, rights, impositions, breaches or defaults has not had and would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede or impair the ability of Parent and Merger Sub to consummate the Merger and the other Transactions. Merger Sub has not created any fixed or floating security interests that are outstanding as of the date of this Agreement.

Section 5.06 Available Funds. Parent and Merger Sub will have at and after the Closing funds sufficient for Merger Sub and the Surviving Company to pay (A) the Merger Consideration (assuming the deposit of the Required Available Cash Amount with the Paying Agent in accordance with Section 3.02 (a)); and (B) any other amounts required to be paid in connection with the consummation of the Merger and the other Transactions upon the terms and conditions contemplated hereby and all related fees and expenses associated therewith.

Section 5.07 Litigation. There is no claim, action, suit, arbitration, investigation, alternative dispute resolution action or any other judicial or administrative proceeding, in Law or equity (each, a “Legal Proceeding”) pending (or to Parent’s knowledge, threatened) against Parent or Merger Sub that would reasonably be expected to, individually or in the aggregate, prevent or materially impair or delay the consummation of the Transactions. Neither Parent nor any of its Subsidiaries is subject to any outstanding Order which has had or would reasonably be expected to, individually or in the aggregate, prevent or materially impair or delay the consummation of the Merger.

Section 5.08 Buyer Group Contracts. Other than this Agreement, the Consortium Agreement dated August 2, 2024 by and among the Guarantors, the Limited Guarantee, and the Rollover Agreements, there are no agreements, arrangements or understandings (whether oral or written) (i) between Parent, Merger Sub or any of their Affiliates (excluding the Company and its Subsidiaries), on the one hand, and any directors, officers, employees or shareholders of the Company or any Subsidiary of the Company, on the other hand, that relate in any way to the Transactions (other than any agreements, arrangements or understandings entered into after the date hereof that solely relate to matters as of or following the Effective Time and do not in any way affect the securities of the Company outstanding prior to the Effective Time); or (ii) to which Parent or Merger Sub is a party and pursuant to which any management member, director or shareholder of the Company would be entitled to receive consideration in respect of Company Equity Interests of a different amount or nature than the consideration that is provided in this Agreement.

Section 5.09 Security Ownership. As of the date of this Agreement, other than the Rollover Shares, neither Parent nor Merger Sub, nor to the knowledge of Parent, any member of the Buyer Group owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Company Equity Interests.

Section 5.10 Information in Schedule 13E-3. None of the information supplied or to be supplied in writing by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Schedule 13E-3 will, at the time each document is filed with the SEC and at any time such document is amended or supplemented, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

Section 5.11 Limited Guarantee. Concurrently with the execution of this Agreement, Parent has caused the Guarantors to deliver to the Company a duly executed Limited Guarantee. The Limited Guarantee is in full force and effect and constitutes a legal, valid, binding and specifically enforceable obligation of the Guarantors, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantors under the Limited Guarantee.

Section 5.12 Solvency. Neither Parent nor Merger Sub is entering into the transactions contemplated hereby and by the Transaction Documents with the intent to hinder, delay or defraud either present or future creditors. Assuming the satisfaction or the waiver of the conditions of Parent and Merger Sub to consummate the Merger as set forth herein, immediately after giving effect to all of the Transactions, including the payment of the Merger Consideration and the payment of all other amounts required to be paid in connection with the consummation of the transactions contemplated hereby and the payment of all related fees and expenses, the Surviving Company will be solvent as of the Effective Time and immediately after the Effective Time.

Section 5.13 Brokers; Expenses. No broker, investment banker, financial advisor or other Person is entitled to receive any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Merger based upon arrangements made by or on behalf of Parent, Merger Sub or any of their Subsidiaries.

Section 5.14 Pro Forma Financial Information and Projections. The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information. Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them, and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto other than fraud or gross negligence.

Section 5.15 No Other Representations or Warranties. Except for the representations and warranties set forth in this Article V, none of Parent, Merger Sub or any other Person makes any express or implied representation or warranty with respect to Parent, Merger Sub or with respect to any other information provided to the Company in connection with the Transactions. Parent and Merger Sub hereby disclaim any other express or implied representations or warranties. Neither Parent nor Merger Sub is, directly or indirectly, making any representations or warranties regarding any pro-forma financial information or financial projections, to the extent applicable, or other forward-looking information or statements of Parent or any of its Subsidiaries.

Article VI
Covenants

Section 6.01 Conduct of Business by the Company Pending the Closing. The Company agrees that between the date of this Agreement and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 9.01, except (a) as expressly required by this Agreement; (b) as required by applicable Law; or (c) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company (i) shall (and shall cause its Subsidiaries to) conduct its business in all material respects in the ordinary course of business; and (ii) shall not (and shall not permit any of its Subsidiaries to) take any action that is intended to, result in any of the conditions to the Merger set forth in Article VIII not being satisfied.

Section 6.02 Non-Solicit.

(a) Except as otherwise permitted by this Section 6.02, the Company shall, and shall cause each of its Subsidiaries and instruct each of their respective Representatives acting in such capacity, (i) to immediately cease any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing in furtherance or for the purpose of encouraging or facilitating a Competing Proposal; and (ii) not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which the Company is a party with respect to any Competing Proposal; and (iii) not to (A) solicit, initiate, knowingly encourage or facilitate any inquiries or the making of any proposal or offer that constitutes or would reasonably be expected to lead to a Competing Proposal (including by way of furnishing nonpublic information with respect to the Company); (B) engage in or continue any discussions or negotiations with the intent of encouraging a Competing Proposal, or furnish to any other Person nonpublic information in furtherance or with the intent of encouraging a Competing Proposal; (C) approve, endorse or recommend any Competing Proposal or authorize or execute or enter into any letter of intent, option agreement, agreement or agreement in principle contemplating or otherwise relating to a Competing Proposal; or (D) propose or agree to do any of the foregoing.

(b) Except as otherwise permitted by this Section 6.02, neither the Company Board (acting upon recommendation of the Special Committee) nor the Special Committee may take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer.

(c) Notwithstanding the foregoing provisions of this Section 6.02, if, at any time on or after the date hereof and prior to the Closing, the Company or any of its Representatives receives an unsolicited, bona fide written Competing Proposal from any Person or group of Persons, which Competing Proposal did not arise or result from the Company’s breach of this Section 6.02, if the Special Committee has determined in good faith, after consultation with such independent financial advisors and outside legal counsels as it considers (in its sole discretion) as appropriate or desirable, that such Competing Proposal constitutes or would reasonably be expected to lead to a Superior Proposal or that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, then the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee may directly or indirectly through the Company Representatives (A) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Competing Proposal; provided that the Company shall provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives as soon as reasonably practicable after providing such information to such third party, and (B) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Competing Proposal.

(d) The Company shall notify Parent promptly (but in no event later than forty-eight (48) hours) after its receipt of any written Competing Proposal, or any written request for nonpublic information relating to the Company or any of its Subsidiaries by any Person that informs the Company or any of its Subsidiaries that it is considering making, or has made, a Competing Proposal, or any written inquiry from any Person seeking to have discussions or negotiations with the Company or any of its Subsidiaries relating to a possible Competing Proposal, or any material change to any terms of a Competing Proposal previously disclosed to Parent. Such notice shall be in writing, and shall indicate the identity of the Person making the Competing Proposal, inquiry or request and providing copies of such written Competing Proposal, inquiry, request or offer. The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date of this Agreement which prohibits it from providing any information to Parent in accordance with this Section 6.02.

(e) As used in this Agreement, “Competing Proposal” shall mean any proposal or offer from any Person (other than the Founder, Parent and Merger Sub) or “group,” within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (i) acquisition of assets of the Company and its Subsidiaries equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable; (ii) acquisition of 20% or more of the outstanding Shares (including Shares represented by ADSs); (iii) tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the outstanding Shares (including Shares represented by ADSs); (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries which, in the case of a merger, consolidation, share exchange or business combination, would result in any Person acquiring assets, individually or in the aggregate, constituting 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable; or (v) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Shares involved is 20% or more; in each case, other than the Transactions.

(f)   Notwithstanding the foregoing provisions of this Section 6.02, prior to the Closing, the Company Board (upon the recommendation of the Special Committee) may terminate this Agreement pursuant to Section 9.01(f) to enter into an Alternative Acquisition Agreement in response to a Competing Proposal not solicited in violation of the provisions of this Section 6.02, if the Special Committee has determined in good faith, after consultation with such independent financial advisors and outside legal counsels as it considers (in its sole discretion) as appropriate or desirable, that (i) failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law or (ii) such Competing Proposal constitutes a Superior Proposal; provided, however, that (A) the Company Board (or any committee thereof, including the Special Committee) has given Parent at least three (3) business days’ prior written notice of its intention to take such action (which notice shall include, to the extent not previously provided pursuant to Section 6.02(d), an unredacted copy of the Competing Proposal, an unredacted copy of the relevant proposed transaction agreements and a copy of any financing commitments relating thereto and a written summary of the material terms of any Superior Proposal not made in writing), (B) during such three (3) business day period, the Special Committee shall have considered in good faith and, if requested by Parent, engaged in good faith discussions with Parent regarding, any revisions to this Agreement proposed in writing by Parent, (C) following the end of such notice period, the Special Committee shall have determined in good faith, after consultation with such independent financial advisors and outside legal counsels as it considers (in its sole discretion) as appropriate or desirable, that the Competing Proposal would continue to constitute a Superior Proposal if such revisions were to be given effect; provided further that in the event of any material change to the material terms of such Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (A) above and the notice period in clause (A) shall have recommenced and the condition in clause (B) and (C) shall have occurred again, except that the notice period shall be at least two (2) business days (rather than the three (3) business days otherwise contemplated by clause (A) above).

(g) As used in this Agreement, “Superior Proposal” shall mean any bona fide written Competing Proposal that the Company Board (acting upon the recommendation of the Special Committee) has determined in good faith, after consultation with its independent financial advisor and outside legal counsel as it considers (in sole discretion) as appropriate or desirable, and taking into account such factors as the Special Committee considers appropriate, which may include the legal, regulatory and other aspects of the proposal and the Person making the proposal, is more favorable to the Company’s shareholders (other than the holders of Excluded Shares) than the Transactions (taking into account, as the case may be, any revisions to the terms of this Agreement proposed by Parent in response to such proposal or otherwise); provided for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Competing Proposal shall be deemed to be references to “50%;” provided, further, that any such offer shall not be deemed to be a “Superior Proposal” if any financing required to consummate the transaction contemplated by such proposal is not then fully committed to the Person making such proposal and non-contingent or if the transaction contemplated by such Competing Proposal is not reasonably capable of being completed on the terms proposed without unreasonable delay.

(h) Notwithstanding anything to the contrary under this Agreement, prior to the Closing, the Company Board (acting upon recommendation of the Special Committee) or the Special Committee may direct the Company to terminate this Agreement (other than in response to a Superior Proposal, which shall be governed in Section 6.02(f)) (such a termination, the “Intervening Event Termination”) if and only if (i) a change in circumstances that materially improves the financial condition, business or results of operation of the Company and its Subsidiaries, taken as a whole, has occurred or arisen after the date of this Agreement that was not known to, nor reasonably foreseeable by, the Company Board or the Special Committee as of or prior to the date hereof and did not result from or arise out of the announcement or pendency of, or any actions required to be taken by the Company (or to be refrained from being taken by the Company) pursuant to, this Agreements (an “Intervening Event”); provided that in no event shall the following developments or changes in circumstances constitute an Intervening Event: (x) the receipt, existence, or terms of a Competing Proposal or any matter relating thereto or (y) any change in the price of the Shares or the ADSs (provided that the exception to this clause (y) shall not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether an Intervening Event has occurred), (ii) the Company Board has first reasonably determined in good faith, upon recommendation of the Special Committee, after consultation with outside legal counsels, that failure to terminate this Agreement would be inconsistent with the directors’ fiduciary duties under applicable Law, (iii) at least five (5) business days have elapsed since the Company has given notice of such Intervening Event Termination to Parent advising that it intends to take such action which notice will contain reasonably sufficient information about the Intervening Event to enable Parent to propose revisions to the terms of this Agreement in such a manner that would obviate the need for taking such action, (iv) during such five (5) business day period, the Special Committee shall have considered in good faith and, if requested by Parent, engaged in good faith discussions with Parent regarding, any revisions to this Agreement proposed in writing by Parent, and (v) the Company Board (acting upon recommendation of the Special Committee) or the Special Committee, following such notice period, again shall have determined in good faith, after consultation with such independent financial advisors and outside legal counsels as it considers, that failure to terminate this Agreement would be inconsistent with the directors’ fiduciary duties under applicable Law.

(i)    Parent and Merger Sub shall not, and shall cause their Affiliates not to, enter into or seek to enter into any arrangements or contracts that are effective prior to the Effective Time with any director, management member or any other employee of the Company or its Subsidiaries that contain any terms that prohibit or restrict such director, management member or employee from taking any actions on behalf of the Company or any of its Subsidiaries in connection with any Competing Proposal to the extent such actions are permitted to be taken by the Company pursuant to this Section 6.02.

Section 6.03 Schedule 13E-3.

(a) As soon as practicable following the date hereof, the Company, Parent and Merger Sub shall jointly prepare and cause to be filed with the SEC a Rule 13e-3 transaction statement on Schedule 13E-3 (such Schedule 13E-3, as amended or supplemented, being referred to herein as the “Schedule 13E-3”). Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to ensure that the Schedule 13E-3 complies in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Schedule 13E-3. Each of Parent and Merger Sub shall provide reasonable assistance and cooperation to the Company in the preparation, filing, and mailing/distribution of the Schedule 13E-3 and the resolution of comments from the SEC. Upon its receipt of any comments from the staff of the SEC or any request from the SEC or its staff for amendments or supplements to the Schedule 13E-3, the Company shall promptly, and in any event within twenty-four (24) hours, notify Parent and Merger Sub, and shall provide Parent with copies of all correspondence between the Company and its representatives, on the one hand, and the staff of the SEC, on the other hand. Prior to filing the Schedule 13E-3 (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent and Merger Sub with a reasonable period of time to review and comment on such document or response; and (ii) shall consider in good faith all additions, deletions or changes reasonably proposed by Parent in good faith.

(b) Each of the Company, Parent and Merger Sub shall promptly furnish all information concerning such Party to the others as may be reasonably requested in connection with the preparation, filing, and mailing/distribution of the Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the Transactions. Each of Parent, Merger Sub and the Company agrees, as to itself and its respective Affiliates or Representatives, that none of the information supplied or to be supplied by Parent, Merger Sub or the Company, as applicable, expressly for inclusion or incorporation by reference in the Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the Transactions, will, as of the time such documents (or any amendment thereof or supplement thereto) are mailed to the holders of Shares, contain any untrue statement of a material fact, or omit to state a material fact required to be made therein, or necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading. Each of Parent, Merger Sub and the Company further agrees that all documents that such party is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act, and any other applicable Laws and that all information supplied by such party for inclusion or incorporation by reference in such document will not contain any untrue statement of a material fact, or omit to state a material fact required to be made therein, or necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time, any event or circumstance relating to Parent, Merger Sub or the Company, or their respective Affiliates, officers or directors, should be discovered that should be set forth in an amendment or a supplement to the Schedule 13E-3 so that such document would not include any misstatement of a material fact or omit to state a material fact required to be made therein, or necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading, the Party discovering such event or circumstance shall promptly inform the other Parties and an appropriate amendment or supplement describing such event or circumstance shall be promptly filed with the SEC and disseminated to the shareholders of the Company to the extent required by Law; provided that prior to such filing, the Company and Parent, as the case may be, shall consult with each other with respect to such amendment or supplement and shall afford the other party and their Representatives a reasonable opportunity to comment thereon.

(c) As soon as practicable after the SEC staff confirms that it has no further comments on the Schedule 13E-3 but in any event no later than five (5) days after such confirmation (or such later date mutually agreed by Parent and the Company Board), the Company shall (i) establish a record date for determining shareholders of the Company to whom the Schedule 13E-3 will be mailed/distributed (the “Record Date”) and shall not change such Record Date unless required to do so by applicable Law; (ii) mail/distribute or cause to be mailed/distributed the Schedule 13E-3 to the holders of Shares, including Shares represented by ADSs, as of the Record Date; and (iii) instruct the Depositary to (A) fix the Record Date as the record date for determining the holders of ADSs to whom the Schedule 13E-3 will be mailed/distributed (the “Record ADS Holders”) and (B) provide the Schedule 13E-3 to all Record ADS Holders.

Article VII

ADDITIONAL AGREEMENT

Section 7.01 Access; Confidentiality; Notice of Certain Events.

(a) From the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 9.01, and subject to applicable Laws, the Company shall, and shall cause each of its Subsidiaries to, upon reasonable prior written notice, give Parent and its authorized Representatives reasonable access during normal business hours to all of the Company’s contracts, books, records, analysis, projections, plans, systems, senior management, commitments, offices and other facilities and properties; provided that all such access shall be coordinated through the Company or its Representatives. However, the Company shall not be required to provide access to information, to the extent such access or disclosure would (i) jeopardize the attorney-client or similar privilege of the Company or any of its Subsidiaries; (ii) unreasonably and materially interfere with the Company’s or any of its Subsidiaries’ business operations; (iii) contravene any applicable Law (including with respect to any competitively sensitive information, if any) or contractual restriction or obligations; or (iv) violate any of its obligations with respect to confidentiality (provided that, in the case of each of (i) through (iv), the Company shall use reasonable efforts to allow such access or disclosure in a manner that does not result in loss or waiver of such privilege, including entering into appropriate common interest or similar agreements).

(b) The Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, (i) of any notice or other communication received by such Party from any Governmental Entity in connection with this Agreement, the Merger or the other Transactions, or from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such Party to obtain such consent would reasonably be expected to be material to the Company, the Surviving Company or Parent; (ii) of any Legal Proceeding commenced or (to any Party’s knowledge) threatened against, such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Transactions; or (iii) upon becoming aware of the occurrence or impending occurrence of any Effect to it or any of its Subsidiaries or Affiliates, which (A) individually or in the aggregate would (or would reasonably be expected to) prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Transactions in accordance with the terms of this Agreement, or (B) individually or in the aggregate, would or would be expected to have, a Material Adverse Effect, as the case may be. No failure or delay in delivering any such notice shall affect any of the conditions set forth in Article VIII.

Section 7.02 Efforts; Consents and Approvals.

(a) Subject to the terms and conditions of this Agreement, each of the Parties will use its reasonable best efforts to (i) take (or cause to be taken) all appropriate actions and do (or cause to be done) all things necessary, proper or advisable under applicable Law, or otherwise to consummate and make effective the Transactions as promptly as practicable (including, without limitation, the Company Board shall duly adopt the resolutions and provide other reasonable assistance to effect the Rollover Shareholders’ contribution of their respective Shares to the Merger Sub prior to the Closing); (ii) obtain (or cause their Affiliates to obtain) from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Parent or the Company or any of their respective Subsidiaries, or to avoid any action or proceeding by any Governmental Entity, in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions; and (iii) as promptly as reasonably practicable after the date hereof, make (or cause their Affiliates to make) all necessary filings, and thereafter make any other required submissions, and pay any fees due in connection therewith, with respect to this Agreement and the Transactions under other applicable Law; provided that the Parties will cooperate with each other in determining whether any action by or in respect of (or filing with) any Governmental Entity is required in connection with the consummation of the Transactions and seeking any such actions, consents, approvals or waivers or making any such filings. The Company and Parent will furnish, and cause their Affiliates to furnish, to each other all information required for any application or other filing under the rules and regulations of any applicable Law in connection with the Transactions.

(b) The Parties will give (or will cause their respective Affiliates to give) any notices to third parties, and use (and cause their respective Affiliates to use) their reasonable best efforts to obtain any third-party consents necessary or required to consummate the Transactions.

(c) Without limiting the generality of anything contained in this Section 7.02, each Party will, and will cause their Affiliates to: (i) give the other Parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding by or before any Governmental Entity with respect to Transactions; (ii) keep the other Parties informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding; and (iii) promptly inform the other parties of any communication to or from any Governmental Entity regarding the Merger. Each Party will consult and cooperate (and will cause its Affiliates to consult and cooperate) with the other Parties and will consider in good faith the views of the other Parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Transactions. Except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation, action or Legal Proceeding, each Party will permit (and will cause its Affiliates to permit) authorized Representatives of the other Parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or Legal Proceeding.

(d) Notwithstanding the foregoing, nothing contained in this Agreement will require, or be construed to require, Parent, its direct or indirect shareholders or any of their respective Affiliates to (and neither the Company nor any of its Subsidiaries shall) proffer to, or agree to, sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate, before or after the Effective Time, any of the assets, licenses, operations, rights, products or businesses held by any of them prior to the Effective Time, or any interest therein, or to agree to any material change (including through a licensing arrangement) or restriction on, or other impairment of Parent’s, its direct or indirect shareholders’ or any of their respective Affiliates’ (including, after the Effective Time, the Company or its Subsidiaries) ability to own, manage or operate, any such assets, licenses, operations, rights, products or businesses, or any interest therein, or Parent’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the shares of the Surviving Company (any of the actions referred to in this Section 7.02(d), a “Non-Required Remedy”).

Section 7.03 Publicity. Promptly following the execution and delivery hereof, each Party may issue a press release announcing the execution of this Agreement and the transactions contemplated hereby in the forms previously agreed upon by the Company and Parent. Following such initial press release, (a) Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions and (b) neither Parent nor the Company shall issue any such press release, make any such other public statement or schedule any such press conference or conference call without the consent of the other Party (and, in the case of any such action by Parent, the consent of the Special Committee); provided that the restrictions set forth in this Section 7.03 shall not apply to any release or public statement (i) required by applicable Law or any applicable listing authority (in which case the Parties shall use commercially reasonable efforts to (x) consult with each other prior to making any such disclosure and consider in good faith any comments proposed by such other Party and (y) to the extent reasonably practicable, cooperate (at the other Party’s expense) in connection with the other Party’s efforts to obtain a protective order), or (ii) made or proposed to be made by the Company in compliance with Section 7.03 with respect to the matters contemplated by Section 7.03 (or by Parent in response thereto). Notwithstanding the foregoing, the Parties may make oral or written public announcements, releases or statements without complying with the foregoing requirements if the substance of such announcements, releases or statements was publicly disclosed and previously subject to the foregoing requirements.

Section 7.04 Directors’ and Officers’ Indemnification.

(a) Parent shall, and shall cause the Surviving Company to, for a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6) year period has been finally disposed of), honor and fulfill in all respects the obligations of the Company and each of its Subsidiaries to the fullest extent permissible under applicable Law, under the Company Governing Documents, and corresponding organizational or governing documents of such Subsidiary, in each case, as in effect on the date hereof and under any indemnification or other similar agreements in effect on the date hereof (the “Indemnification Agreements”) to the individuals entitled to indemnification, exculpation and/or advancement of expenses under such Company Governing Documents, other organizational or governing documents or Indemnification Agreements (including each present and former director and officer of the Company) (the “Covered Persons”) arising out of or relating to actions or omissions in their capacity as such occurring at or prior to the Effective Time, including in connection with the consideration, negotiation and approval of this Agreement and the Transactions.

(b) Without limiting the provisions of Section 7.04(a), for a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6) year period has been finally disposed of), Parent shall, and shall cause the Surviving Company to, comply with all of the Company’s obligations to: (i) indemnify and hold harmless each Covered Person against and from any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to: (A) any action or omission or alleged action or omission in such Covered Person’s capacity as such prior to the Effective Time, or (B) this Agreement and any of the Transactions; and (ii) pay in advance of the final disposition of any such claim, action, suit, proceeding or investigation the expenses (including attorneys’ fees) of any Covered Person upon receipt of an undertaking by or on behalf of such Covered Person to repay such amount if it is ultimately determined that such Covered Person is not entitled to be indemnified. Parent and the Surviving Company (x) shall not be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned); (y) shall not have any obligation under this Agreement to any Covered Person to the extent that a court of competent jurisdiction shall determine in a final and non-appealable order that such indemnification is prohibited by applicable Law, in which case the Covered Person shall promptly refund to Parent or the Surviving Company the amount of all such expenses theretofore advanced pursuant thereto (unless such court orders otherwise); and (z) shall not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation of a Covered Person for which indemnification may be sought under this Section 7.04(b) unless such settlement, compromise, consent or termination includes an unconditional release of such Covered Person from all liability arising out of such claim, action, suit, proceeding or investigation and does not include any admission of liability with respect to such Covered Person or such Covered Person consents in writing.

(c) For a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6) year period has been finally disposed of), the organizational and governing documents of the Surviving Company shall, to the extent consistent with applicable Law, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of Covered Persons for periods prior to and including the Effective Time than are currently set forth in the Company Governing Documents in effect on the date hereof (as the case may be) and shall not contain any provision to the contrary. The Indemnification Agreements with Covered Persons that survive the Merger shall continue in full force and effect in accordance with their terms.

(d) Upon being served with any summons, citation, subpoena, complaint, indictment, information, or other document relating to any Legal Proceeding which may result in the payment or advancement of any amounts under Section 7.04, the organizational and governing documents of the Company or any of its Subsidiaries, or any Indemnification Agreements, the person seeking indemnification shall promptly notify the Surviving Company to prevent the Surviving Company or any of its Subsidiaries from being materially and adversely prejudiced by late notice. The Surviving Company (or a Subsidiary nominated by it) shall have the right to participate in any such Legal Proceeding and, at its option, assume the defense of such Legal Proceeding. The person seeking indemnification shall have the right to effectively participate in the defense and/or settlement of such Legal Proceeding, including receiving copies of all correspondence and participating in all meetings and teleconferences concerning the Legal Proceeding. In the event the Surviving Company (or a Subsidiary nominated by it) assumes the defense of any Legal Proceeding pursuant to this Section 7.04(e), neither the Surviving Company nor any of its Subsidiaries shall be liable to the person seeking indemnification for any fees of counsel subsequently incurred by such person with respect to the same Legal Proceeding.

(e)  In the event the Company or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Company, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 7.04.

(f)   The provisions of this Section 7.04 shall survive the consummation of the Merger. The Covered Persons (and their successors and heirs) are intended express third-party beneficiaries of this Section 7.04 and shall be entitled to enforce the provisions of this Section 7.04. All rights under this Section 7.04 are intended to be in addition to and not in substitution of other rights any Covered Persons may otherwise have.

Section 7.05 Takeover Statutes. The Parties and their respective board of directors (or equivalent) shall use their respective reasonable best efforts (a) to take all action necessary so that no takeover, anti-takeover, moratorium, “fair price,” “control share” or any other similar Law enacted under any Laws applicable to the Company other than the Companies Act (each, a “Takeover Statute”) is or becomes applicable to the Transactions; and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to lawfully eliminate or minimize the effect of such Takeover Statute on the Merger and the other Transactions.

Section 7.06 Financing.

(a) Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its commercially reasonable best efforts to satisfy, or cause to be satisfied, on a timely basis, all conditions to the Closing to pay (i) the Merger Consideration, plus (ii) any other amounts required to be paid in connection with the consummation of the Merger and the other Transactions upon the terms and conditions contemplated hereby and all related fees and expenses associated therewith, minus (iii) Available Company Cash Financing (as defined below in Section 7.06(b); (i) through (iii) collectively, “Buyer Group Financing”). If any portion of the Buyer Group Financing shall become unavailable, Parent shall give the Company prompt notice upon becoming aware of such event, and shall use its commercially reasonable best efforts to obtain replacement debt or equity financing as promptly as practicable following the occurrence of such event. The Company shall, and shall cause each Company Subsidiary to, and shall use its commercially reasonable best efforts to cause the Representatives of the Company to, provide such cooperation as may be reasonably requested by Parent and Merger Sub in connection with obtaining financing from alternative sources. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with such cooperation.

(b) The Company shall ensure that, at the Closing, the aggregate amount of Available Company Cash shall equal or exceed the Required Available Cash Amount (the “Available Company Cash Financing”) and shall, upon request of Parent at least five (5) Business Days prior to the proposed Closing Date, deposit all or any portion of the Available Company Cash Financing with the Paying Agent as a source of funds for the payment of the aggregate Per Share Merger Consideration pursuant to Section 3.01; provided that (i) the Company and its subsidiaries shall have no liabilities to Parent or Merger Sub to pay any Company Termination Fee (as defined in Section 9.02(b)) or other damages if the Available Company Cash Financing becomes unavailable for any reason and (ii) Parent shall use its commercially reasonable efforts to cause the Paying Agent to immediately refund and deliver to the Company all Available Company Cash Financing that has been deposited with the Paying Agent if the Effective Time has not occurred within five (5) Business Days following such deposit by the Company. The Parties shall use their reasonable best efforts to cooperate with each other with respect to the Available Company Cash Financing and shall keep each other reasonably informed on a reasonably current basis of the status of the Available Company Cash Financing.

Section 7.07 Control of Operations. Without limiting any Party’s rights or obligations under this Agreement (or any Party’s rights as in effect separate and apart from this Agreement), the Parties understand and agree that (a) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time; and (b) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 7.08 Security Holder Litigation. The Company shall promptly notify Parent of any Legal Proceeding related to this Agreement, the Merger or the other Transactions threatened or brought against the Company, its directors and/or officers by security holders of the Company (“Transaction Litigation”). The Company shall provide Parent a reasonable opportunity to participate, in the defense of any Transaction Litigation, including the opportunity to review material communications and participate in material meetings with opposing counsel or any Governmental Entity in connection with any Transaction Litigation. Except to the extent required by applicable Law, the Company shall not enter into any settlement agreement, agree to any undertakings or approve or otherwise agree to any waiver that may be sought in connection with any Transaction Litigation, without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed).

Section 7.09 Stock Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws to enable the deregistration of the Shares and ADSs under the Exchange Act as promptly as practicable after the Effective Time.

Section 7.10 No Amendment to Rollover Agreements. Parent and Merger Sub shall not, and shall cause its respective Affiliates not to (a) amend, modify, withdraw, waive or terminate any Rollover Agreement or (b) enter into or modify any other contract relating to the Transactions.

Section 7.11 Founder, Parent, or Parent Actions. The Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including Article IV, Article VI and Article VII hereof, if the alleged breach is the proximate result of action or inaction by the Company or its Subsidiaries at the direction of the Founder, Parent, or Merger Sub without any approval by or direction from the Company Board (acting with the concurrence of the Special Committee) or the Special Committee. Neither Parent nor Merger Sub shall be entitled to any award of damages or other remedy, in each case for any breach or inaccuracy in the representations and warranties made by the Company in Article IV to the extent Founder, Parent or any Representative thereof that is an executive officer or director of the Company has actual knowledge of such breach or inaccuracy as of the date hereof.

Article VIII
Conditions to Consummation of the Merger

Section 8.01 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of the conditions (any or all of which may be waived in whole or in part by Parent, Merger Sub and the Company, as the case may be, to the extent permitted by applicable Law and this Agreement) that (i) there shall be no Law, statute, rule or regulation that has been enacted or promulgated by any Governmental Entity of competent jurisdiction (in a jurisdiction material to the business of the Company or Parent) which prohibits or makes illegal the consummation of the Merger and the other Transactions, and there shall be no additional governmental approvals (including those by the PRC government) required for the consummation of the Merger and the other Transactions; (ii) there shall be no Order or injunction of a court or Governmental Entity of competent jurisdiction (in a jurisdiction material to the business of the Company or Parent) in effect preventing the consummation of the Merger and the other Transactions in any material respect or imposing a Non-Required Remedy; and (iii) not less than twenty (20) days shall have elapsed following the date when the Schedule 13E-3 was first mailed to the Company’s shareholders.

Section 8.02 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver (in writing) by Parent on or prior to the Closing Date of each of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 4.01, Section 4.02(a), Section 4.03, Section 4.04 and Section 4.10 shall be true and correct in all material respects as of the date hereof and as of the Closing Date, as though made as of the Closing Date; (ii) the representations and warranties of the Company set forth in Section 4.07(b)(i) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made as of the Closing Date; and (iii) each of the other representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date hereof and as of the Closing Date as though made as of the Closing Date, except (x) in the case of each of sub-clauses (i), (ii) and (iii), representations and warranties that by their terms speak as of a specific date shall be true and correct only as of such date; and (y) in the case of sub-clause (iii), where any failures of any such representations and warranties to be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” qualifier set forth therein), individually or in the aggregate, have not had (and would not reasonably be expected to have) a Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with all agreements or obligations required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c) No Material Adverse Effect. Since the date of this Agreement, no Material Adverse Effect shall have occurred and be continuing.

(d) Dissenting Shareholders. The holders of no more than 15% of the total issued and outstanding Shares shall have validly served and not validly withdrawn a Dissent Notice on or before the Dissent Deadline.

(e) Officer Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by an authorized executive officer of the Company, certifying as to the satisfaction of the conditions specified in Section 8.02(a), Section 8.02(b), Section 8.02(c) and Section 8.02(d).

Section 8.03 Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are also subject to the satisfaction or waiver (in writing) by the Company on or prior to the Closing Date of each of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date hereof and as of the Closing Date as though made as of the Closing Date, except (i) representations and warranties that by their terms speak as of a specific date shall be true and correct only as of such date; and (ii) where any failures of any such representations and warranties to be true and correct (without giving effect to any “materiality” qualifier set forth therein) would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede or impair the ability of Parent and Merger Sub to consummate Merger and the other Transactions; and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by their respective authorized executive officers to the foregoing effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and obligations required to be performed or complied with by them under this Agreement at or prior to the Effective Time and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by their respective authorized executive officers to such effect.

Section 8.04 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by such party’s failure to comply with this Agreement and consummate the Merger and the other Transactions as contemplated by this Agreement.

Article IX
Termination

Section 9.01 Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned (except as otherwise provided below) only prior to the Effective Time and only as follows:

(a) at any time prior to the Effective Time by mutual written consent of Parent and the Company (acting upon the recommendation of the Special Committee);

(b) by either Parent or the Company (acting upon the recommendation of the Special Committee), prior to the Effective Time, if there has been a breach by the other Party or Parties of any representation, warranty, covenant or agreement set forth in this Agreement, which breach (i) in the case of a breach by the Company, would result in the conditions in Section 8.02(a), Section 8.02(b) or Section 8.02(c) not being satisfied; and (ii) in the case of a breach by Parent or Merger Sub, would result in the conditions in Section 8.03(a) or Section 8.03(b) not being satisfied (and in each case such breach or failure of a condition is not curable prior to the End Date, or if curable prior to the End Date, has not been cured within the earlier of (x) thirty (30) calendar days after the receipt of notice thereof by the defaulting Party from the non-defaulting Party, and (y) three (3) business days before the End Date); provided that this Agreement may not be terminated pursuant to this Section 9.01(b) by any Party if such Party is then in material breach of any representation, warranty, covenant or agreement set forth in this Agreement;

(c) by either Parent or the Company, if the Effective Time has not occurred by 11:59 pm, Hong Kong time on the End Date; provided that the right to terminate this Agreement pursuant to this Section 9.01(c) shall not be available to any Party if the Effective Time not occurring on or prior to the End Date was primarily due to such Party’s breach of any representation, warranty, covenant or agreement set forth in this Agreement in any material respect;

(d) by Parent at any time prior to the Effective Time upon any material breach by the Company of its obligations pursuant to Section 6.02, provided that such material breach is not curable prior to the End Date, or if curable prior to the End Date, has not been cured within the earlier of (i) ten (10) calendar days after the receipt of notice thereof by the Company from Parent, and (ii) three (3) business days before the End Date (provided that any such material breach of Section 6.02 that results in a Competing Proposal that is publicly disclosed shall not be curable);

(e) by either the Company or Parent if a Governmental Entity of competent jurisdiction has issued a final, non-appealable Order in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger or other Transactions; provided that the right to terminate this Agreement pursuant to this Section 9.01(e) shall not be available to any Party if the issuance of such final, non-appealable Order was primarily due to such Party’s failure to comply with any provision of this Agreement in any material respect, provided further that the Party seeking to terminate this Agreement pursuant to this Section 9.01(e) shall have used such standard of efforts as may be required pursuant to Section 7.02 to prevent, oppose and remove such restraint, injunction or other prohibition;

(f)   (i) by the Company (acting upon the recommendation of the Special Committee), as a result of a Superior Proposal under Section 6.02(f); or (ii) an Intervening Event Termination under Section 6.02(h); or

(g) by the Company if (i) all of the conditions in Section 8.01 and Section 8.02 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing that at such time could be taken), (ii) the Company has confirmed by written notice to Parent that all conditions set forth in Section 8.03 have been satisfied, or that it is willing to waive any unsatisfied condition in Section 8.03, and that the Company is ready, willing and able to complete the Merger, and (iii) Parent and Merger Sub have failed to effect the Closing within ten (10) business days following its receipt of the written notice from the Company.

Section 9.02 Effect of Termination.

(a) In the event of the termination of this Agreement as provided in Section 9.01, written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent, Merger Sub or the Company, except that this Section 9.02 and Section 10.03 through Section 10.11 shall survive such termination; provided that nothing herein shall relieve any Party from liability for fraud or a Willful Breach of its covenants or agreements set forth in this Agreement prior to such termination (which the Parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs).

(b) In the event that this Agreement is terminated by the Company pursuant to Section 9.01(f)(i), the Company shall pay a termination fee to Parent in the amount of US$173,677 (the “Company Termination Fee”) as directed by Parent by wire transfer of same day funds within two (2) business days after such termination.

(c) In the event that this Agreement is terminated by the Company pursuant to Section 9.01(g), Parent shall pay a termination fee in the amount of US$303,935 (the “Parent Termination Fee”) as directed by the Company by wire transfer of same day funds within two (2) business days after such termination.

(d) Subject to Section 10.11, in the event that Parent and Merger Sub fail to effect the Closing for any reason or no reason or they otherwise breach this Agreement (other than as a result of fraud or Willful Breach) or otherwise fail to perform hereunder (other than as a result of fraud or Willful Breach), the Company’s right to terminate this Agreement and receive the Parent Termination Fee pursuant to Section 9.02(c) and if applicable, expenses pursuant to this Section 9.02 and the guarantee of such obligations pursuant to the Limited Guarantee, as appropriate, shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Company or any of its Subsidiaries and all members of the Company Group against (i) Parent or Merger Sub; (ii) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, shareholders, or assignees of Parent or Merger Sub; (iii) any lender or prospective lender, lead arranger, arranger, agent or representative of or to Parent or Merger Sub; or (iv) any holders or future holders of any equity, share, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, shareholders, assignees of any of the foregoing (clauses (i) - (iv), collectively, the “Parent Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (other than as a result of fraud or Willful Breach) or failure to perform hereunder (other than as a result of fraud or Willful Breach) or other failure of the Merger or the other Transactions to be consummated (other than as a result of fraud or Willful Breach). For the avoidance of doubt, except in the event of fraud or Willful Breach, neither Parent nor any other member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment of the Parent Termination Fee and if applicable, expenses pursuant to this Section 9.02, and in no event shall the Company or any of its Subsidiaries, the direct or indirect shareholders of the Company or any of its Subsidiaries, or any of their respective Affiliates, directors, officers, employees, members, managers, partners, representatives, advisors or agents (collectively, the “Company Group”) seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the Transactions, it being acknowledged, for the avoidance of doubt, that the foregoing is not intended to limit the Company’s rights to equitable relief pursuant to Section 10.11.

(e) Subject to Section 10.11, Parent’s right to terminate this Agreement and receive the Company Termination Fee pursuant to Section 9.02(b), as appropriate, shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Parent Group against any member of the Company Group for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (other than as a result of fraud or Willful Breach), failure to perform hereunder (other than as a result of fraud or Willful Breach), or other failure of the Merger to be consummated (other than as a result of fraud or Willful Breach). Neither the Company nor any other member of the Company Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions and in no event shall any of Parent, Merger Sub or any other member of the Parent Group seek, or permit to be sought, on behalf of any member of the Parent Group, any monetary damages from any member of the Company Group in connection with this Agreement or any of the Transactions, it being acknowledged, for the avoidance of doubt, that the foregoing is not intended to limit Parent’s or Parent’s right to equitable relief pursuant to Section 10.11.

Article X
Miscellaneous

Section 10.01   Amendment and Modification; Waiver.

(a) Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented, by written agreement of the Parties by action taken (i) with respect to Parent and Merger Sub, by or on behalf of their boards of directors respectively; and (ii) with respect to the Company, by the Company Board (acting upon recommendation of the Special Committee). This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

(b) At any time and from time to time prior to the Effective Time, any Party or Parties may, to the extent permitted by applicable Law and, in the case of the Company acting upon recommendation of the Special Committee, and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of the other Party or Parties, as applicable; (ii) waive any inaccuracies in the representations and warranties made to such Party or Parties contained herein or in any document delivered pursuant hereto; and (iii) waive compliance with any of the agreements or conditions for the benefit of such Party or Parties contained herein. Any agreement on the part of a Party or Parties to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party or Parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

Section 10.02   Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. This Section 10.02 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

Section 10.03   Expenses. Except as otherwise expressly set forth in this Agreement, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such Expenses, whether or not the Merger is consummated.

Section 10.04   Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by electronic mail or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next business day if transmitted by international overnight courier, in each case to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to Parent or Merger Sub, to:	c/o One Education Holding Limited No. 1-1, Tiyuan Road, Xishan District, Kunming, Yunnan Province 650228, People’s Republic of China Attention: Mr. Shaowei Zhang

If to the Company, to:	Special Committee of the Company Board
First High-School Education Group Co., Ltd.
No. 1-1, Tiyuan Road, Xishan District,
Kunming, Yunnan Province 650228,
People’s Republic of China
Attention: Guangzhou Zhao
Email: zhaoguangzhou@dygz.com

Section 10.05   Counterparts. This Agreement may be executed manually or electronically by email by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof has been signed by each of the Parties and delivered to the other Parties.

Section 10.06   Entire Agreement; Third-Party Beneficiaries.

(a) This Agreement, the Rollover Agreements, and the Limited Guarantee constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

(b) Except as provided in Section 7.04 (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons), this Agreement shall be binding upon and inure solely to the benefit of each Party, and this Agreement is not intended to confer upon any Person other than the Parties any rights or remedies hereunder.

Section 10.07   Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Merger are fulfilled to the extent possible.

Section 10.08   Governing Law; Jurisdiction.

(a) This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of Law principles thereof that would subject such matter to the Laws of another jurisdiction, except that the following matters arising out of or relating to this Agreement shall be exclusively interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands, in respect of which the Parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the Cayman Islands: (i) the Merger; (ii) the vesting of the undertaking, property and liabilities of each of the Company and Merger Sub in the Surviving Company; (iii) the cancellation of the Shares (including Shares represented by ADSs); (iv) the fiduciary or other duties of the Company Board and the respective board of directors of each of Parent and Merger Sub; (v) the general rights of the respective shareholders of the Company, Parent and Merger Sub, including the rights with respect to any Dissenting Shares; and (vi) the internal corporate affairs of the Company, Parent and Merger Sub.

(b) Subject to the exception for matters to be governed by the Laws of the Cayman Islands and subject to the jurisdiction of the courts of the Cayman Islands as set forth in Section 10.08(a), any Legal Proceeding arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the HKIAC Administered Arbitration Rules in force at the relevant time and as may be amended by this Section 10.08 (the “HKIAC Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the HKIAC Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(c) Notwithstanding the foregoing, the Parties hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 10.08, any Party may, to the extent permitted under the rules and procedures of the HKIAC, seek an interim injunction or other form of relief from the HKIAC as provided for in its HKIAC Rules. Such application shall also be governed by, and construed in accordance with, the laws of the State of New York.

Section 10.09   Waiver of Jury Trial. Each Party hereby irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement and any of the documents delivered in connection herewith or the Merger and other Transactions contemplated hereby or thereby. Each Party certifies and acknowledges that (a) no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce either of such waivers; (b) it understands and has considered the implications of such waivers; (c) it makes such waivers voluntarily; and (d) it has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 10.09.

Section 10.10   Assignment. This Agreement may not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties, except that Parent may assign, in its sole discretion and without the consent of any other Party, any or all of its rights, interests and obligations hereunder to one or more direct or indirect wholly owned Subsidiaries of Parent. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 10.11   Enforcement; Remedies.

(a) Except as otherwise provided in this Section 10.11, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Except as set forth in this Section 10.11, including the limitations set forth in Section 10.11(c) and Section 10.11(d), it is agreed that any Party shall be entitled to specific performance of the terms and provisions of this Agreement (including the Parties’ obligation to consummate the Merger, subject in each case to the terms and conditions of this Agreement), including to seek an injunction or injunctions to prevent breaches of this Agreement by the other Parties and, in the case of the Company, to seek an injunction or injunctions, specific performance or other equitable relief to enforce Parent’s and/or Merger Sub’s obligations to consummate the Closing, in addition to any other remedy by law or equity.

(c) The Parties’ right of specific performance is an integral part of the Transactions and each Party hereby waives any objections to the grant of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by any other Party (including any objection on the basis that there is an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity), and each Party shall be entitled to an injunction or injunctions and to specifically enforce the terms and provisions of this Agreement to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 10.11. In the event any Party seeks an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, such Party shall not be required to provide any bond or other security in connection with such order or injunction all in accordance with the terms of this Section 10.11.

(d) The Parties further acknowledge and agree that the right of the Company, or any member of the Company Group, to obtain an injunction, specific performance or other equitable relief to enforce Parent’s or Merger Sub’s obligations to consummate the Closing, shall be subject to the requirements that (i) Parent and Merger Sub are required to consummate the Closing pursuant to Section 2.02; and (ii) the Company has irrevocably confirmed in writing that it would take such actions that are within its control to cause the consummation of the Merger and the other Transactions to occur.

(e) If, prior to the End Date, any Party brings any Legal Proceeding to enforce specifically the performance of the terms and provisions hereof by any other Party, the End Date shall automatically be extended by (x) the amount of time during which such Legal Proceeding is pending, plus twenty (20) business days, or (y) such other time period established by the court of competent jurisdiction presiding over such Legal Proceeding.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

First High-School Education Group Co., Ltd.

By	/s/ Guangzhou Zhao
Name:	Guangzhou Zhao
Title:	Director

One Education Holding Limited

By	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Director

One Education Merger Limited

By	/s/ Shaowei Zhang
Name:	Shaowei Zhang
Title:	Director

EXHIBIT A

PLAN OF MERGER

THIS PLAN OF MERGER is made on [__] 2024

BETWEEN

(1)	One Education Merger Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands having its registered office at 71 Fort Street, PO Box 500, George Town, Grand Cayman KY1-1106, Cayman Islands (“Merger Sub”); and

(2)	First High-School Education Group Co., Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands having its registered office at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Company” or the “Surviving Company” and together with Merger Sub, the “Constituent Companies”).

WHEREAS

(a)	Merger Sub is the registered holder of a total of 20,050,436 Class A Ordinary Shares and 32,261,530 Class B Ordinary Shares each with a par value of US$0.00001 in the issued share capital of the Company which represent 95.25% in aggregate of the total votes exercisable at a general meeting of the Company.

(b)	Merger Sub and the Company have agreed to merge (the “Merger”) upon the terms and subject to the conditions set forth in this Plan of Merger and in the Agreement and Plan of Merger dated November 22, 2024 made by and among One Education Holding Limited (“Parent”), Merger Sub and the Company, a copy of which is attached to this Plan of Merger as Annex 1 (the “Merger Agreement”), and in accordance with the provisions of Part XVI of the Companies Act (as revised) of the Cayman Islands (the “Companies Act”), pursuant to which Merger Sub will be merged with and into the Company, upon which Merger Sub will cease to exist and will further be struck off the Register of Companies in the Cayman Islands, and the Company will continue as the surviving company resulting from the Merger.

(c)	This Plan of Merger is made in accordance with section 233 of the Companies Act and approved pursuant to section 233(7) of the Companies Act, whereby the shareholders of Merger Sub and the Company are not required to approve this Plan of Merger by special resolution (as defined under the memorandum and articles of association of the Company) by reason of the Company being a subsidiary company (as defined in section 232 of the Companies Act) of Merger Sub, provided that a copy of this Plan of Merger is given to every member of the Company (other than those members who agree otherwise).

(d)	Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them in the Merger Agreement.

IT IS AGREED

1.	CONSTITUENT COMPANIES DETAILS:

(a)	The Constituent Companies (as defined in the Companies Act) to the Merger are Merger Sub and the Company.

(b)	The surviving company (as defined in the Companies Act) to the Merger is the Company, which shall continue to be named First High-School Education Group Co., Ltd.

(c)	The registered office of Merger Sub is at 71 Fort Street, PO Box 500, George Town, Grand Cayman KY1-1106, Cayman Islands. The registered office of the Company is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The registered office of the Surviving Company will be at 71 Fort Street, PO Box 500, George Town, Grand Cayman KY1-1106, Cayman Islands.

(d)	Immediately prior to the Effective Time (as defined below), the authorised share capital of Merger Sub was US$50,000 divided into 5,000,000,000 ordinary shares of a par value of US$0.00001 each (the “Merger Sub Ordinary Shares”), of which one Merger Sub Ordinary Share is issued and outstanding and held by Parent.

(e)	Immediately prior to the Effective Time (as defined below):

(i)	the authorised share capital of the Company consisted of US$50,000 divided into (i) 4,900,000,000 Class A Ordinary Shares of a par value of US$0.00001 each (“Class A Ordinary Shares”), and (ii) 100,000,000 Class B Ordinary Shares of a par value of US$0.00001 each (“Class B Ordinary Shares”); and

(ii)	the issued share capital of the Company consisted of 54,577,170 Class A Ordinary Shares and 32,261,530 Class B Ordinary Shares, of which 20,050,436 Class A Ordinary Shares and 32,261,530 Class B Ordinary Shares, representing 95.25% in aggregate of the votes exercisable in general meetings of the Company, are held by Merger Sub.

(f)	At the Effective Time (as defined below), the authorised share capital of the Surviving Company shall be US$50,000 divided into 5,000,000,000 shares consisting of 5,000,000,000 shares of a par value of US$0.00001 each, of which [__] shares shall be in issue credited as fully paid.

2.	EFFECTIVE TIME

The Merger shall take effect on the date that this Plan of Merger is registered by the Registrar of Companies of the Cayman Islands in accordance with section 233(13) of the Companies Act (the “Effective Time”).

3.	MANNER AND BASIS OF CONVERTING SHARES IN CONSTITUENT COMPANIES

(a)	At the Effective Time:

(i)	each Class A Ordinary Share and each Class B Ordinary Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Dissenting Shares and Class A Ordinary Shares represented by ADSs) shall be cancelled and cease to exist in exchange for the right to receive US$0.05 in cash per Class A Ordinary Share and each Class B Ordinary Share (as the case may be) without interest (subject to adjustment pursuant to Section 3.01(e) of the Merger Agreement);

(ii)	each ADS (other than ADSs representing Excluded Shares) issued and outstanding immediately prior to the Effective Time, together with the underlying Class A Ordinary Shares represented by such ADSs, shall be cancelled and cease to exist in exchange for the right to receive US$0.15 in cash per ADS without interest (subject to adjustment pursuant to Section 3.01(e) of the Merger Agreement);

(iii)	each Class A Ordinary Share and each Class B Ordinary Share held by Merger Sub and each Merger Sub Ordinary Share held by Parent which were issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable ordinary share of the Surviving Company, all of which shall be registered in the name of Parent, being the sole shareholder of the Surviving Company at the Effective Time;

(iv)	other than the Class A Ordinary Shares and each Class B Ordinary Shares held by Merger Sub, which shall be converted in accordance with sub-paragraph 3(a)(iii) above, all other Excluded Shares issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist for nil consideration or distribution at the Effective Time; and

(v)	if and to the extent that shareholders of the Company are entitled to dissent from the Merger under section 238 of the Companies Act, each of the Dissenting Shares issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist and thereafter the holders of the Dissenting Shares shall be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of section 238 of the Companies Act.

(b)	Any shareholder that wishes to exercise its Dissent Right may only do so by delivering written notice (the “Dissent Notice”) to the Company as contemplated by Section 238(5) of the Companies Act, save and except that the twenty day period referred to in Section 238(5) of the Companies Act shall, for the purposes hereof, be deemed to commence on the date on which this Plan of Merger is delivered to the shareholders (the “Delivery Date”), to the intent and effect that any such shareholder that wishes to exercise its Dissent Right must deliver its Dissent Notice to the Company within twenty (20) calendar days immediately following the Delivery Date. The Dissent Notice must set out (A) the Dissenting Shareholder’s name and address, (B) the number and classes of its Dissenting Shares (which must be all of the shares in the Company of which the Dissenting Shareholder is the registered holder), and (C) a demand for payment of the fair value of such Dissenting Shares; and, if validly served as set out in this sub-paragraph (b), such Dissent Notice shall be deemed to be written notice of an election to dissent with regard to the relevant Dissenting Shares for the purposes of Section 238(5) of the Companies Act.

(c)	The rights and restrictions attaching to the shares in the Surviving Company at and after the Effective Time shall be as set out in the Memorandum and Articles of Association of the Surviving Company in the form attached to this Plan of Merger as Annex 2.

4.	MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION OF THE SURVIVING COMPANY

The memorandum and articles of association in the form attached to this Plan of Merger as Annex 2 will be the memorandum and articles of association of the Surviving Company, at and after the Effective Time, and the authorized share capital of the Surviving Company shall be as set out therein.

5.	PROPERTY

At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities, and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

6.	DIRECTORS OF THE SURVIVING COMPANY

(a)	The names and addresses of the directors of the Surviving Company are: [__]

(b)	There are no amounts or benefits which are or shall be paid or payable to any director of either Constituent Company or the Surviving Company upon the Merger becoming effective.

7.	SECURED CREDITORS

(a)	Merger Sub has no secured creditors and has granted no fixed or floating security interests that are outstanding as of the date of this Plan of Merger.

(b)	The Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as of the date of this Plan of Merger.

8.	TERMINATION

At any time prior to the Effective Time, this Plan of Merger may be terminated or amended by the Boards of Directors of both Merger Sub and the Company pursuant to the terms and condition of the Merger Agreement.

9.	APPROVAL AND AUTHORIZATION

This Plan of Merger has been approved by the board of directors of each of Merger Sub and the Company pursuant to section 233(3) of the Companies Act.

A copy of this Plan of Merger has been given to every member of the Company (other than those shareholders who have agreed otherwise) in accordance with section 233(7) of the Companies Act, and accordingly special resolutions of the members of the Constituent Companies to authorize this Plan of Merger are not required under section 233(6) of the Companies Act.

10.	COUNTERPARTS

This Plan of Merger may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

11.	GOVERNING LAW

This Plan of Merger and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Cayman Islands.

IN WITNESS whereof this Plan of Merger has been entered into by the parties on the day and year first above written.

SIGNED for and on behalf of One Education Merger Limited:	)
)
	)	Director
)
	)	Name:

SIGNED for and on behalf of First High-School Education Group Co., Ltd.:	)
)
	)	Director
)
	)	Name:
)

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